So
3-11



02007477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 53212

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 4 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 15, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CDC Derivatives Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Sieczka (212) 891-6177
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Paul A. Sieczka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDC Derivatives Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature] 2-28-02
Signature

Financial Principal
Title

[signature]
Notary Public

A. MANNY ALICANDRO
Notary Public State of New York
No. 01AL5005045
Qualified in Kings County
Commission Expires 11/30/2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MAR 04 2002

CDC Derivatives Inc.

(A wholly owned subsidiary
of CDC IXIS Capital Markets North America Inc.)
Statement of Financial Condition
December 31, 2001

CDC Derivatives Inc.
Table of Contents

	Page(s)



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
CDC Derivatives Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of CDC Derivatives Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2002

CDC Derivatives Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 120,200,616
Derivatives valuation	7,448,067
Securities borrowed	4,649,983
Deferred tax asset	6,603
Due from affiliates	25,979
Other assets	7,675
Total assets	$ 132,338,923
Liabilities and Stockholder's Equity	
Liabilities	
Subordinated loans	$ 90,000,000
Derivatives valuation	6,038,982
Securities sold, but not yet purchased, at market value	4,663,149
Accounts payable and accrued liabilities	2,529,767
Due to affiliates	719,842
Total liabilities	103,951,740
Stockholder's equity	
Common stock $.01 par value; 9,000 shares authorized, 300 shares issued and outstanding	3
Additional paid-in capital	29,999,997
Accumulated deficit	(1,612,817)
Total stockholder's equity	28,387,183
Total liabilities and stockholder's equity	$ 132,338,923

The accompanying notes are an integral part of this statement of financial condition.

1. **Business and Organization**

CDC Derivatives Inc. (the "Company") is a wholly owned subsidiary of CDC IXIS Capital Markets North America Inc. (the "Parent"). The Parent is a wholly owned subsidiary of CDC IXIS North America Inc. ("CDC IXIS NA") which is a wholly owned subsidiary of CDC Finance - CDC IXIS, which, in turn, is wholly owned by Caisse des Depots et Consignations ("CDC Paris"). The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC"). The Company's business consists of eligible over-the-counter ("OTC") derivative instruments, as defined by SEC Rule 3b-13, together with related cash management and portfolio management activities.

2. **Summary of Significant Accounting Policies**

Cash and cash equivalents
The Company considers all money market instruments and highly liquid debt instruments purchased and not held for resale, with an original maturity of three months or less, to be cash equivalents. At December 31, 2001, all cash and cash equivalents were held at major U.S. financial institutions.

Financial instruments
The statement of financial condition reflects purchases and sales of financial instruments on a trade date basis.

Substantially all financial instruments used in the firm's trading and non-trading activities are carried at fair value or amounts that approximate fair value. Fair value is based on listed market prices or broker or dealer price quotations. To the extent that prices are not readily available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain OTC derivative instruments are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curve and/or volatility factors of the underlying positions.

Concentrations of credit risk
The Company clears securities transactions through an unaffiliated prime broker. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker/dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Securities borrowed
Securities borrowed are included on the statement of financial condition at the amount of cash advanced in connection with the transactions.

As of December 31, 2001 the market value of securities borrowed was $4,663,149, of which the entire amount was delivered to counterparties under securities sold, but not yet purchased transactions.

Deferred taxes
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Securities Sold, But Not Yet Purchased, at Market Value

Securities sold, but not yet purchased, as reported on the statement of financial condition at December 31, 2001, consist of equity securities at market value. Securities sold, but not yet purchased, represent obligations of the Company to deliver a specified security at a contracted price, thereby creating a liability to purchase that security at current market prices. The Company has recorded this liability in the statement of financial condition as of December 31, 2001 at market value. However, these transactions may result in off-balance-sheet risk if the market price of the securities increases subsequent to December 31, 2001. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

4. Regulatory Requirements

The firm is a registered U.S. broker-dealer, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has been granted permission by the Securities and Exchange Commission to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 31, 2001, the Company had regulatory net capital, as defined, of $117,890,990, which exceeded the minimum amount required by $97,890,990.

5. Related-Party Transactions

The Company is charged for services provided by CDC IXIS NA for accounting, operations, information systems, office space, legal and other support services. At December 31, 2001, the Company has an outstanding payable to CDC IXIS NA, included in due to affiliates, of $48,416, which includes a receivable from CDC IXIS NA of $1,408,042 related to current income tax losses for which CDC IXIS NA will obtain a tax benefit in the current period and an outstanding due to CDC IXIS NA included in due to affiliates of $1,456,458.

At December 31, 2001, the Company has an outstanding payable to the Parent, included in due to affiliates, of $671,426 related to support services provided to the Company by the Parent.

6. Subordinated Loans

In July 2001, the Company entered into two subordinated loan agreements with the Parent. The loans have scheduled maturity dates of May 15, 2004 for $70 million and May 15, 2006 for $20 million, and carry an interest rate of three-month LIBOR plus 25 basis points. The loans qualify as equity capital for regulatory purposes. As of December 31, 2001 $265,697 is included in due to affiliates on the statement of financial condition related to accrued interest payable on the loans.

7. Income Taxes

The Company is included in the consolidated Federal and combined state and local income tax returns filed by CDC IXIS NA. For Federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. Benefits are credited to each company to the extent available in the consolidated group.

At December 31, 2001, the deferred tax asset of $6,603 is primarily related to deferred compensation.

8. Subsequent Events

On January 21, 2002 the Company received a financial guarantee from CDC Finance - CDC IXIS whereby all of the Company's market obligations are fully guaranteed by CDC Finance - CDC IXIS.